VIA EDGAR

March 19, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Benjamin Holt

Re:	Oyster Enterprises II Acquisition Corp

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted December 9, 2024

CIK No. 0002042182

Dear Mr. Holt:

Oyster Enterprises II Acquisition Corp (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on December 20, 2024, relating to the amended Draft Registration Statement on Form S-1, submitted by the Company with the Commission on December 9, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Company’s response. In addition, we respectfully inform the Staff that this Amended Draft Registration Statement revises the structure of the units from warrants to rights, as well as decreases the overall size of the offering from $250 million to $200 million, in each case without exercise of the overallotment option.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted December 9, 2024

Competitive Strengths, page 11

1. We note your response to prior comment 4. In this section and on page 119, also disclose that Oyster I was liquidated in December 2022.

We have revised the indicated disclosure in response to the Staff’s comment.

***

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Mario Zarazua
Mario Zarazua, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP